Mail Stop 03-09

Via Facsimile and U.S. Mail

	May 12, 2005


Mr. Robert D. Orr
Chairman of the Board and Chief Executive Officer
Brooke Corporation
10950 Grandview Drive, Suite 600
Overland Park, Kansas 66210

RE:	Brooke Corporation
	Form 10-K for the fiscal year ended December 31, 2004
	Filed March 31, 2005
            File No. 001-31698

Dear Mr. Orr:

              We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures. Where our comments call for disclosure, we think you should amend your document in response to these comments. In some of our comments, we ask you to provide us with supplemental information so that we may better understand your disclosure. Please amend your Form 10-K for the fiscal year ended December 31, 2004 and respond to these comments within 15 business days or tell us when you will provide a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations
Non-GAAP Financial Measures, page 30

1. Your disclosure of non-GAAP financial measures includes presentations of recurring and non recurring revenues, and recurring and non-recurring expenses. The elimination of recurring items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that the items you exclude have the following attributes.

	?	there is a past pattern of these items occurring in each
reporting period;
?	the financial impact of these items will not disappear or
become
immaterial in the future; and,
?	there is no unusual reason that the company can substantiate to
identify the special nature of these items.

      These attributes raise significant questions about
management`s
assertions as to the usefulness of this measure for investors and the
appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at
www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on
June 13, 2003.  Please revise your filing to remove all references to
these measures or tell us how your disclosure complies with Item
10
of Regulation S-K.

Analysis by Segment, pages 32 - 43

2. An objective of MD&A is to provide information about the quality and potential variability of a company`s earnings and cash flow to facilitate investors` determination of the likelihood that past performance is indicative of future performance. This disclosure should include a discussion of known trends and uncertainties. In particular, we noted insufficient explanations for the 2004 increase in gain on sale of businesses and initial franchise fees for basic services, the 2004 decrease in commissions paid to franchisees as a percentage of commissions received from insurers and the 2004 decrease in participating interest expense as a percentage of interest income. Also, it is unclear to us how the $1.4 million increase in policy fee income could relate primarily to Texas All Risk General Agency, which you acquired for $1 million. Please expand your MD&A to fully explain and quantify the factors underlying changes in these income statement amounts for each period presented.


3. Please expand your discussion in MD&A relating to the following activities.

* Explain specifically how commissions paid to franchisees are reduced for franchisee use of your sales/service centers. Describe how these costs are allocated and the expected impact of such franchisee support programs on the level of future commissions paid.
* Explain specifically how initial franchise fees are classified as fees for basic services or fees for buyers` assistance plans ("BAP").
Include a discussion of the facts and circumstances underlying your decision in fourth quarter of 2003 to categorize a significantly greater share of initial franchise fees as initial fees for basic services.
* Disclose, and explain to us, how your BAP consulting fees are structured, for example hourly, retainer or contingent, how they are billed in relation to agency acquisition and integration, and how you determined that you have no continuing obligation upon receipt of these consulting fees.
* Provide a full description of your accounting for gains on sale of businesses. Given your disclosure that this gain results primarily from discounted interest rates on amounts owed to sellers, we do not understand how the 2004 sale of six agencies produced a 49% gain over the original purchase price.
* Provide a full description of your accounting for seller consulting fees. Your disclosure appears to indicate that this consulting process spans the period from initial discussions between you and the agency, agency purchase by you, sale of the agency to a franchisee and subsequent operational integration. Tell us how your consulting fees are structured, for example hourly, retainer or contingent, how they are billed in relation to agency acquisition and integration structure and how you determined that you have no continuing obligation upon receipt of these consulting fees.
* Clarify the nature of your expected profit pattern related to the sale of notes receivable. Your disclosure appears to indicate that the full amount of expected spreads on both the servicing and interest benefits associated with securitized notes are recognized immediately. Future profit appears to represent only the return assumption implicit in the discount rate used to compute present value.
* Explain fully the term, seller discounts, and disclose the related amounts and income statement classification. Tell us how you determined that you have no continuing obligation upon receipt of these seller discounts.

4. Based on the preceding comment, please revise your revenue recognition disclosure in Note 1, as appropriate.

Liquidity and Capital Resources, page 43

5. Please provide a robust discussion of your expected sources and needs for capital that covers planned capital commitments for agency acquisitions and franchise statement balances, expected cash flows related to the purchase and sale of your business inventory and subsidiaries, for example insurance agencies, and expected proceeds from your loan securitization program. Discuss the impact of known trends and uncertainties on the expected mix and cost of capital resources. Also, on page 43, you have vague references to the expected cash flows and timeframes related to the sale of note participations or business inventory. Please quantify these expected amounts and specify the timeframes.

Capital Commitments, page 44

6. Please include purchase obligations related to capital commitments for planned franchisee acquisitions and financing of franchise statement balances and purchase of business inventory in the Table of
Contractual Obligations or tell us why these obligations are not included.

7. It appears that scheduled interest payments on long-term debt are excluded from the table. Please include interest payments in the table or disclose, and explain to us, why interest payments are excluded. If you believe that interest payments should be excluded from the table, please expand your liquidity and capital resources disclosures to discuss the amount and timing of interest payments necessary to understand your future cash requirements. Please refer to section IV of Financial Reporting Release 72.

Critical Accounting Policies, page 44

8. We note that you list critical accounting estimates but provide no further discussion or analysis. Please expand your disclosure to include an analysis of the uncertainties in applying the critical accounting policies and the related variability that is reasonably likely to result over time. This discussion should cover how you identified your critical accounting estimates, the historical accuracy of this estimate, its sensitivity to changes in key assumptions and the expected likelihood of changes in the future. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of MD&A.
Please refer to Section V of SEC Release No. FR-72.

Off Balance Sheet Arrangements, page 45

Please provide in a separate section of MD&A the information required
by Item 303(a)(4) of Regulation S-K.    9.

Quantitative and Qualitative Disclosures about Market Risk, page
45

10. Please revise to provide the disclosures required by Item 305 of
Regulation S-K outside of the financial statements. Please refer to our Questions and Answers about the New "Market Risk" Disclosure
Rules dated July 31, 1997.

Consolidated Financial Statements

Consolidated Statements of Operations, page 49

11. It appears that your presentation of "Operating Income" lines items does not comply with the presentation of Net sales and gross revenues under Article 5-03 of Regulation S-X. Please tell us how items, such as interest income (net), gain on sale of businesses, gain on sale of notes receivable, and gain on extinguishment of debt are considered revenues under Article 5 of Regulation S-X.

Note 1. Summary of Significant Accounting Policies

 (e) Revenue Recognition, pages 55 and 56

12. Please expand your disclosure to address the following:

* Clarify the terms of your contingent and profit sharing arrangements with insurance companies.
* It appears that your franchises are revenue arrangements with multiple deliverables. Please provide the disclosures required by paragraph 18 of EITF 00-21. Please clarify how you allocate the initial franchise fee to BAP related services included in the initial fee. Disclose the input and output measures used to recognize fees associated with a particular service using the percentage of completion method.
* Please disclose how you recognize loan origination fees and related direct costs.

(g) Amortization of Intangible Assets, page 57

13. Please tell us the contractual nature of renewal rights purchased in connection with youryour` acquisition of insurance agencies and explain the basis for your conclusion that an appropriate amortization period for these rights is 15 years. Also, it is unclear to us how these renewal rights relate to agency acquisitions described in Note 1(i). Please provide appropriate clarification in your disclosure here and linkage with disclosures in Notes 1(i) and
12. If renewal rights relate to agencies that have been resold or are planned to be resold, please refer us to the technical guidance upon which you based your decision to capitalize and amortize these assets.
(i) Investment in Businesses, page 58

14. Please provide references to the authoritative literature that served as the basis for your accounting for investments in businesses that are acquired but not resold "simultaneously". Provide expanded your disclosure describing those factors that distinguish between insurance agencies acquired to be resold as disclosed in Note 1(i) and insurance agencies acquired to be held for investment and operated by youyou as disclosed in Note 12. Tell us the income and expenses for each period presented relating to agencies held for sale,not resold "simultaneously",", and agencies held and used .

(p) Principles of Consolidation, pages 60-61

15. Please tell us the basis for your conclusion that the
franchisees
are not variable interest entities under FIN 46R.   Please expand
your disclosures to clarify why Brooke Acceptance Company LLC, Brooke
Captive Credit Company 2003 LLC and Brooke Securitization Company
2004A LLC are not consolidated.
(u) Securities, page 61

16. We note that your asset securitizations include retained interests, retained equity and interest-only strip receivables. Please expand your accounting policy for securities and add an accounting policy for interest-only strip receivables to provide the disclosures required under SFAS 140. Also, provide a separate footnote with the disclosures required by SFAS 115 for both securities and interest-only strip receivables.
Note 2. Notes Receivable, page 63

17. Please provide us with the basis for your conclusions that Brooke
Acceptance Company LLC, Brooke Captive Credit Company 2003 LLC and Brooke Securitization Company 2004A LLC met the criteria as qualified special purpose entities listed in paragraph 35 of SFAS 140.

Note 4. Bank Loans, Notes Payable and Other Long-Term Obligations, page 70

18. Please disclose the amount and classification of assets and liabilities relating to businesses purchased that collateralize sellers notes payable. Link this disclosure to Note (g), Note (i) and
Note 12.
Note 10. Segment and Related Information, page 74

19. Please provide the information about reported segment profit or loss in the summaries for each year presented. We were unable to determine how these summaries reconciled to segment profits in the table on page 32 of MD&A. Provide the reconciliations as required by paragraph 32 of SFAS 131.
Note 17. Contingencies, page 82

20. Please expand this disclosure to cover all material commitments, including those related to planned agency acquisitions, funding of franchise statement balances and financial guarantee insurance.

*  *  *  *  *

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Frank Wyman, Staff Accountant at (202) 942-
2851
or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 942-1803.
							Sincerely,




Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Robert D. Orr
Brooke Corporation
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